FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  February 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

February 20, 2007

Minco Silver announces the appointment of VP Operations.

The Registrant is a majority shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated February 20, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant)

/s/Ken Z. Cai

Date:  February 20, 2007

Ken Z. Cai

President, CEO &Director

Exhibit 2.1

TSX: MSV
For Immediate Release	February 20, 2007

NEWS RELEASE

MINCO SILVER APPOINTS VICE PRESIDENT, OPERATIONS

Minco Silver Corporation (the “Company” or “Minco Silver”) (TSX: MSV) is pleased to announce the appointment of Mr. Timothy D. Marlow as Vice President, Operations, of Minco Silver, effective February 15, 2007.  Mr. Marlow is a graduate of the Camborne School of Mines, U.K, with over 35 years experience as senior mining engineer and mining executive. He has been involved in all phases of mine exploration, planning and development, bankable feasibility study, and mining operation and has been actively involved in mining projects in Africa, North America and the Asia Pacific Region.

Mr. Marlow was a senior mining engineer for Cominco Engineering Services Ltd. for 3 years where he was involved in the bankable feasibility study for the Pend Oreille mine located in Washington State and participated in an operational audit of the Stillwater Platinum Operation in Montana.  As well, he carried out engineering studies at the Hudson Bay’s Trout Lake Mines and Flinflon operations.  Mr. Marlow also spent eight years with Cominco’s Sullivan Mines Operations located in British Columbia where he was responsible for all underground activities of the 10,000 tonnes per day  lead-zinc mine. After Mr. Marlow’s tenure with Cominco he joined Ashanti’s Gold Fields Corporation as Project Manager responsible for the expansion of the Obuasi Underground Complex.  He has also spent a significant amount of time in the Asia Pacific region where he was General Manager of a gold/silver mine located in southern Korea.  He was also VP Operations for Filminera Resources Corp. (Philippines), a subsidiary of Thistle Mining Inc. where he was responsible for the final feasibility of the company’s Masbate Gold Project.

Mr. Marlow will be responsible for the exploration and development of the Company’s Fuwan Silver Project. His immediate goal is to more fully explore and evaluate the mineral resources, advance engineering studies, and complete a Bankable Feasibility Study on the project.

Dr. Cai says, “I am very delighted with Mr. Marlow’s appointment. This is an exciting time for Minco Silver. Mr. Marlow’s appointment is the first step for the company to assemble a first class team capable of both managing the current exploration and development program and more importantly, capable of bring Fuwan Silver Deposit into production by 2009”.

About Minco Silver

Minco Silver Corporation is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MMK) and Silver Standard Resources (TSX:SSO).  For more information on Minco and our properties, please visit the website at www.mincosilver.ca  or contact Eric Bertsch or Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.